Filed pursuant to Rule
424(b)(3)

Registration No. 333-289049
FRANKLIN LEXINGTON PRIVATE MARKETS FUND
SUPPLEMENT DATED DECEMBER 23, 2025 TO THE
PROSPECTUS DATED AUGUST 1, 2025
Effective as of the date of this supplement, the following supplements and, to the extent inconsistent with, su pers
edes the section entitled “Summary of Fees and Expenses” in the Fund’s Prospectus (“Prospectus”):
Prospectus
The fee table in the “Summary of Fees and Expenses” section of the Prospectus is removed entirely and replaced as follows:

Shareholder Transaction Expenses (fees paid directly from your investment)	Class S Shares	Class D Shares	Class I Shares	Class M Shares
Maximum Sales Load (as a percentage of purchase amount) (1)	None	None	None	None
Maximum Early Repurchase Fee (as a percentage of repurchased amount) (2)	2.00%	2.00%	2.00%	2.00%
Estimated Annual Operating Expenses (as a percentage of net assets attributable to Shares)	Class S Shares	Class D Shares	Class I Shares	Class M Shares
Management Fee (3)	1.25%	1.25%	1.25%	1.25%
Incentive Fee (4)	1.05%	1.05%	1.05%	1.05%
Other Expenses (5)	0.96%	0.83%	0.96%	0.85%
Distribution and Servicing Fee	0.85%	0.25%	0.00%	0.50%
Acquired Fund Fees and Expenses (6)	1.38%	1.38%	1.38%	1.38%
Interest Payments on Borrowed Funds (7)	0.15%	0.15%	0.15%	0.15%

Total Annual Expenses	5.64%	4.91%	4.79%	5.18%
Fee Waiver and/or Expense Reimbursement (8)	(0.03)%	(0.03)%	(0.03)%	(0.03)%

Total Annual Expenses (After Fee Waiver and/or Expense Reimbursement)	5.61%	4.88%	4.76%	5.15%

(1)
No upfront sales load will be paid with respect to Class S Shares, Class D Shares, Class I Shares or Class M Shares, however, if you buy Class S Shares, Class D Shares or Class M Shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 3.0% cap on NAV for Class D Shares, a 3.0% cap on NAV Class S Shares and a 3.0% cap on NAV for Class M Shares. Financial intermediaries will not charge such fees on Class I Shares. Please consult your financial intermediary for additional information.

(2)
A 2.00% early repurchase fee payable to the Fund may be charged with respect to the repurchase of Shares at any time prior to the day immediately preceding the one-year
anniversary of a Shareholder’s purchase of the Shares (on a “first in—first out” basis). An early repurchase fee payable by a Shareholder may be waived in circumstances where the Board determines that doing so is in the best interests of the Fund and in a manner that will not discriminate unfairly against any Shareholder. The early repurchase fee will not apply to Shares acquired through dividend reinvestment, and the Fund may waive the early repurchase fee in its sole discretion under certain circumstances: (i) with respect to repurchase requests submitted by discretionary model portfolio management programs (and similar arrangements); (ii) with respect to repurchase requests from feeder funds (or similar vehicles) primarily created to hold Shares, which are offered to
non-U.S.
persons, where such funds seek to avoid imposing such a deduction because of administrative or systems limitations; (iii) pursuant to an asset allocation program, wrap fee program or other investment program offered by a financial institution where investment decisions are made on a discretionary basis by investment professionals; and (iv) pursuant to an automatic non-discretionary
rebalancing program. The early repurchase fee will be retained by the Fund for the benefit of the remaining Shareholders.

(3)
The Fund pays the Manager a quarterly Management Fee at an annual rate of 1.25% based on value of the Fund’s net assets, calculated and accrued monthly as of the last business day of each month. For purposes of determining the Management Fee payable to the Manager, the value of the Fund’s net assets will be calculated prior to the inclusion of the Management Fee and Incentive Fee, if any, payable to the Manager or to any purchases or repurchases of Shares of the Fund or any distributions by the Fund. The Manager has agreed to voluntarily waive its Management Fee through October 1, 2025. Unless otherwise extended by the Manager, the Management Fee payable by the Fund as of October 2, 2025 will be at the annual rate of 1.25%. The reduction of the Management Fee is not subject to recoupment by the Manager under the Expense Limitation Agreement, described below.

(4)
At the end of each calendar quarter of the Fund (and at certain other times), the Manager (or, to the extent permitted by applicable law, an affiliate of the Manager) will be entitled to receive an Incentive Fee equal to 12.50% of the excess, if any, of (i) the Net Profits of the Fund for the relevant period over (ii) the then balance, if any, of the sum of the Hurdle Amount and the Loss Recovery Account. “Net Profits” shall mean the amount by which (i) the sum of (A) the net asset value of the Fund as of the end of such quarter, (B) the aggregate repurchase price of all shares repurchased by the Fund during such quarter and (C) the amount of dividends and other distributions paid in respect of the Fund during such quarter and not reinvested in additional shares through the DRIP exceeds (ii) the sum of (X) the net asset value of the Fund as of the beginning of such quarter and (Y) the aggregate issue price of shares of the Fund issued during such quarter (excluding any Shares of such Class issued in connection with the reinvestment through the DRIP of dividends paid, or other distributions made, by the Fund through the DRIP). Incentive Fees are accrued monthly and paid quarterly. For purposes of calculating Incentive Fees, such accruals are not deducted from net asset value. Because the Incentive Fee is speculative, no Incentive Fee is presented for the initial year of operations. See “Management and Incentive Fees.”

(5)
The Other Expenses include, among other things, professional fees and other expenses that the Fund will bear, including initial and ongoing offering costs and fees and expenses of the Administrator, transfer agent and custodian. The Other Expenses are based on estimated amounts for the Fund’s current fiscal year.

(6)
The Acquired Fund Fees and Expenses include the fees and expenses of the Portfolio Funds in which the Fund intends to invest. Some or all of the Portfolio Funds in which the Fund intends to invest generally charge asset-based management fees. The managers of the Portfolio Funds may also receive performance-based compensation if the Portfolio Funds achieve certain profit levels, generally in the form of “carried interest” allocations of profits from the Portfolio Funds, which effectively will reduce the investment returns of the Portfolio Funds. The Portfolio Funds in which the Fund intends to invest generally charge a management fee of 1.00% to 2.50%, and generally charge between 10% and 30% of net profits as a carried interest allocation, subject to a clawback, although the amount of such fees and carried interest may vary over market cycles. The “Acquired Fund Fees and Expenses” disclosed above are based on historic returns of Portfolio Funds in which the Fund expects to invest, which may change substantially over time. The Acquired Fund Fees and Expenses reflects operating expenses of the Portfolio Funds (i.e., management fees, administration fees and professional and other direct, fixed fees and expenses of the Portfolio Funds) and does not reflect any performance-based fees or allocations paid by the Portfolio Funds that are calculated solely on the realization and/or distribution of gains, or on the sum of such gains and unrealized appreciation of assets distributed in-kind.
As such, fees and allocations for a particular period may be unrelated to the cost of investing in the Portfolio Funds.

(7)	In addition to interest payments, includes fees payable under the Fund’s current line of credit. See “Leverage.”
(8)
Pursuant to an expense limitation agreement (the “Expense Limitation Agreement”) with the Fund, the Manager has agreed to waive fees that it would otherwise be paid, and/or to assume expenses of the Fund, if required to ensure certain annual operating expenses (excluding the Management Fee, Incentive Fee, any Distribution and Servicing Fee, interest, taxes, brokerage commissions, acquired fund fees and expenses, dividend and interest expenses relating to short sales, borrowing costs, merger or reorganization expenses, shareholder meetings expenses, litigation expenses, expenses associated with the acquisition and disposition of investments (including interest and structuring costs for borrowings and line(s) of credit), valuation service providers and extraordinary expenses, if any; collectively, the “Excluded Expenses”) do not exceed 0.50% per annum (excluding Excluded Expenses) of the Fund’s average monthly net assets of each class of Shares. With respect to each class of Shares, the Fund agrees to repay the Manager any fees waived or expenses assumed under the Expense Limitation Agreement for such class of Shares, provided the repayments do not cause the Fund’s annual operating expenses (excluding Excluded Expenses) for that class of Shares to exceed the expense limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund repays the Manager, whichever is lower. The Manager is permitted to recapture amounts forgone or reimbursed within thirty-six
months after the month the Manager earned the fee or incurred the expense. The Expense Limitation Agreement will have a term ending one-year
from the date the Fund commences operations, and the Manager may extend the term for a period of one year on an annual basis. The Manager may not terminate the Expense Limitation Agreement during its initial one-year
term.
Capitalized terms not defined herein have the meanings assigned to them in the Prospectus.